Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DISCLOSEABLE TRANSACTION

IN RELATION TO ACQUISITION OF AIRCRAFT

DISCLOSEABLE TRANSACTION

The Board hereby announces that on 21 March 2018 (after trading hours), Xiamen Airlines, a subsidiary owned as to 55% by the Company entered into the Boeing Aircraft Acquisition Agreement with Boeing to purchase the Boeing Aircraft from Boeing.

As the relevant percentage ratio for the Acquisition with regards to the consideration test under Rule 14.07 of the Listing Rules is above 5% and less than 25%, the Acquisition will constitute a discloseable transaction on a standalone basis.

The Acquisition when aggregated with the Previous Acquisition (details of which were set out in the announcement of the Company dated 20 October 2017) becomes a major transaction under the Listing Rules. Since the Company has complied with the major transaction requirements in respect of the completed transaction (i.e. the Previous Acquisition) as set out in the announcement of the Company dated 20 October 2017, the Company is not required to reclassify the Acquisition by aggregating it with the Previous Acquisition.

The Acquisition is therefore subject to the reporting and announcement requirements and is exempt from the shareholders’ approval requirements under the Listing Rules.

On 21 March 2018 (after trading hours), Xiamen Airlines entered into the Boeing Aircraft Acquisition Agreement with Boeing to purchase the Boeing Aircraft from Boeing.

BOEING AIRCRAFT ACQUISITION AGREEMENT

Parties

(i)	Xiamen Airlines, as the purchaser. The principal business activity of Xiamen Airlines is that of civil aviation. Xiamen Airlines is owned as to 55% by the Company and is a subsidiary of the Company under the Listing Rules.

(ii)	The Boeing Company, a company incorporated in the State of Delaware of the United States of America, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Boeing and its ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

20 B737-8 aircraft and 10 B737-10 aircraft

Consideration

According to the information provided by Boeing, the catalogue price of each Boeing B737-8 aircraft and B737-10 aircraft is priced about US$104 million and US$116 million, respectively. Such catalogue price includes price for airframe and engine, which will be adjusted according to the delivery schedule.

The Boeing Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Boeing Aircraft, which is payable in cash, and determined after an arm’s length negotiation between the parties, is significantly lower than the catalogue price as provided by Boeing because of the substantial price concessions granted by Boeing in relation to the Boeing Aircraft. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Acquisition on the operating costs of the Group.

In respect of the Acquisition, the Boeing Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Acquisition. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the Boeing Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Boeing to the Company’s disclosure of certain information as required under Chapter 14 of the Listing Rules (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Boeing rejected the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Group’s cost for the Acquisition and will therefore not be in the interest of the Company and its Shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Boeing Aircraft.

The Board is of the view that the extent of the price concessions granted to the Group in the Acquisition is comparable with the price concessions that the Group had obtained in the past. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Acquisition and each of the previous purchase from Boeing on the Group’s operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the Acquisition is payable by cash in US dollars. The consideration will be partly payable by cash and partly by financing arrangements with banks or other institutions. The Boeing Aircraft will be delivered in stages to Xiamen Airlines during the period commencing from 2019 to 2022, of which 5 B737-8 aircraft will be delivered to Xiamen Airlines in 2019, 7 B737-8 aircraft will be delivered to Xiamen Airlines in 2020, 8 B737-8 aircraft and 7 B737-10 aircraft will be delivered to Xiamen Airlines in 2021 and 3 B737-10 aircraft will be delivered to Xiamen Airlines in 2022. The total consideration will be paid to Boeing in instalments according to the respective delivery schedule for each of the relevant Boeing Aircraft from 2019 to 2022.

Source of funding

The Acquisition will be funded partly by internal resources of the Group and partly through loans or other finance arrangement by banks or other institutions. Such banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, Xiamen Airlines has not entered into any agreement with any of these banks for financing the Acquisition. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with the Articles of Association and comply with the applicable Listing Rules when Xiamen Airlines enters into any agreement with any institutions for financing the Acquisition. In addition, if Xiamen Airlines enter into any agreement for financing the Acquisition with any institution which is the connected person of the Company, the Company will further comply with the relevant requirements of the Listing Rules.

CONDITIONS PRECEDENT

The completion of the Acquisition is subject to the approval of the relevant government authorities in the PRC.

REASONS FOR THE ACQUISITION

The Directors (including the independent non-executive Directors) consider that the Acquisition will help Xiamen Airlines maintain its streamlined and efficient fleet structure, expand the scale of transportation capacity and increase the core base capacity. It is expected that the Boeing Aircraft will have better economic and comprehensive performance, which will help further improve the operating efficiency of Xiamen Airlines and provide passengers with comfortable air travel experience.

The Directors (including the independent non-executive Directors) consider that the Acquisition is in the ordinary and usual course of business of the Group, the terms of the Boeing Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

IMPLICATION UNDER THE LISTING RULES

As the relevant percentage ratio for the Acquisition with regards to the consideration test under Rule 14.07 of the Listing Rules is above 5% and less than 25%, the Acquisition will constitute a discloseable transaction on a standalone basis.

The Acquisition when aggregated with the Previous Acquisition (details of which were set out in the announcement of the Company dated 20 October 2017) still remains as a major transaction under the Listing Rules. Since the Company has complied with the major transaction requirements in respect of the completed transaction (i.e. the Previous Acquisition) as set out in the announcement of the Company dated 20 October 2017, the Company is not required to reclassify the Acquisition by aggregating it with the Previous Acquisition.

The Acquisition is therefore subject to the reporting and announcement requirements and is exempt from the shareholders’ approval requirements under the Listing Rules.

The Acquisition is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

“Acquisition”	the acquisition of the Boeing Aircraft under the Boeing Aircraft Acquisition Agreement

“Articles of Association”	the articles of association of the Company

“Board”	the board of Directors of the Company

“Boeing”	the Boeing Company, the vendor to the Boeing Aircraft Acquisition Agreement

“Boeing Aircraft”	20 B737-8 aircraft and 10 B737-10 aircraft, being the subject matter of the Boeing Aircraft Acquisition Agreement

“Boeing Aircraft Acquisition Agreement”	the aircraft acquisition agreement entered into between Boeing and Xiamen Airlines on 21 March 2018, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell the Boeing Aircraft

“China” or “PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries (as defined under the Listing Rules)

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange

“Previous Acquisition”	the acquisition of 8 B777-300ER aircraft and 30 B737-8 aircraft from Boeing by the Company as disclosed in the announcement of the Company dated 20 October 2017

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	share of RMB1.00 each in the capital of the Company

“Shareholder(s)”	the holders of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Xiamen Airlines”	Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 55% by the Company as at the date of this announcement

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the PRC

21 March 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.